EXHIBIT 4.01

AEGON USA, INC.

2002 LONG-TERM INCENTIVE COMPENSATION PLAN

TABLE OF CONTENTS

Page
PURPOSE OF PLAN

Purpose of Plan	11

DURATION, AMENDMENTS, TERMINATION OF PLAN

Duration, Amendments, Termination of Plan	11

DEFINITIONS

Added Value	11

Award	11

Board	11

Committee	11

Company	11

Disability or Disabled	11

Participant	11

Early Retirement	11

Normal Retirement	11

Normal Retirement Date	11

STIC Earnings	11

Subsidiary	12

Term	12

Termination	12

ADMINISTRATION

Administration	12

ELIGIBILITY & PARTICIPATION

Eligibility & Participation	12

AWARDS

Vesting of Awards	12

Weighting of Awards	13

Amount of Awards; Awards to Deceased, Disabled or Retired Participants	13

Awards Payable to Terminated Participants and Participants Taking Early Retirement	13

Form of Payment of Awards	13

Normal Time of Payment	13

Deferred Time of Payment	13

Forfeiture of Right to Future Payments	13

General	14

EXTRAORDINARY EVENTS AFFECTING THE COMPANY

Extraordinary Events	14

MISCELLANEOUS PROVISIONS

Non-Transferability	14

No Employment Right	15

Tax Withholding	15

Acceleration	15

Government and Other Regulations	15

Governing Law	15

Relationship to Other Benefits	15

Gender	15

AEGON USA, INC.

2002 LONG-TERM INCENTIVE COMPENSATION PLAN

I. PURPOSE OF PLAN

The purpose of the AEGON USA, INC. Long-Term Incentive Compensation Plan (the “Plan”) is to attract, retain and reward key employees who contribute to the continued growth, development and financial success of the Company and its Subsidiaries.

II. DURATION, AMENDMENTS, TERMINATION OF THE PLAN

The Plan exists at the complete discretion of the Board and is intended to be a three-year plan commencing on January 1, 2002 and ending on December 31, 2004. The Committee may at any time alter, amend, suspend or terminate this Plan in whole or in part.

In the event of termination, the Plan shall continue for administrative purposes only after the effective date of such termination until all matters relating to payments or administration of the Plan have been settled.

III. DEFINITIONS

3.1	Added Value means, for each division or business unit, the average divisional or business unit value added on inforce business at an 11% hurdle rate and new business at specified hurdle rates achieved over the Term of the Plan calculated in accordance with Schedule A.

3.2	Award means the amount to be paid to a participant under the terms of the Plan.

3.3	Board means the Board of Directors of the Company, excluding, in cases affecting or potentially affecting a particular individual, that individual.

3.4	Committee means the Compensation Committee of the Board, excluding, in cases affecting or potentially affecting a particular individual, that individual.

3.5	Company means AEGON USA, Inc. or any of its successors.

3.6	Disability or Disabled means the classification of a participant by the Committee as totally and permanently disabled under the long-term disability plan of the Company.

3.7	Participant means an employee who has been recommended by the Chief Executive Officer of the Company and approved by the Committee to participate in the Plan.

3.8	Early Retirement means the retirement of an employee under a retirement or pension plan maintained by the Company prior to the employee’s Normal Retirement Date under such plan.

3.9	Normal Retirement or Retired means the retirement of an employee under a retirement or pension plan of the Company on or after such employee’s Normal Retirement Date.

3.10	Normal Retirement Date means, with respect to each retirement or pension plan maintained by the Company, the normal retirement date as described in such plan.

3.11	STIC Earnings means the average AEGON USA, Inc. net earnings calculated in accordance with the AEGON USA, Inc. Short Term Incentive Compensation (STIC) Plans over the Term of the Plan calculated in accordance with Schedule A.

3.12	Subsidiary means any corporation of which the outstanding voting stock or voting power is beneficially owned, directly or indirectly, by the Company and which is designated by the Committee to be a Subsidiary for purposes of this Plan.

3.13	Term means the period beginning on January 1, 2002 and ending on December 31, 2004 or earlier, in the event the Plan is terminated.

3.14	Termination or Terminated means resignation or discharge from employment with the Company or any of its Subsidiaries except in the event of Death, Disability, Normal Retirement or Early Retirement.

IV. ADMINISTRATION

The Committee shall approve this Plan, its Participants, the performance factors on which the payment of any Award hereunder is based, and, except as provided below with respect to the payment to Terminated employees or employees taking Early Retirement, the Awards paid hereunder. The Committee shall have all powers with respect to the administration of this Plan. All questions of interpretation and application of this Plan, or of the terms and conditions under which Awards are granted, paid or forfeited, are subject to the determination of the Committee. All such determinations are final and binding upon all parties affected including, but not limited to, Participants, beneficiaries, employees, the Company and its Subsidiaries.

V. ELIGIBILITY & PARTICIPATION

Key employees of the Company and its Subsidiaries at the beginning of the Plan Term, including officers or employees who are members of the Board, but excluding Board members who are not officers or employees, who, in the opinion of the Committee, may contribute to the continued growth, development and financial success of the business of the Company or one or more of its Subsidiaries or who are directly accountable for the success or development of a product market or business shall be eligible to participate under this Plan.

The Chief Executive Officer of the Company shall recommend to the Committee from such eligible persons those who will participate in the Plan and the levels at which each will participate. Participants shall be determined and shall begin as of the first day of the Plan Term. No officer or employee of the Company or its Subsidiaries shall have any right to participate in this Plan.

VI. AWARDS

6.1 Vesting of Awards. Each Participant shall become one hundred percent (100%) vested in his Award upon completion of the Plan Term or the Participant’s earlier Death, Disability or Normal Retirement. The amount of the Award in such case is determined in accordance with Section 6.3 herein. Except as otherwise stated herein, prior to that time, the Participant shall have no vested interest under the Plan unless the CEO determines that it is in the best interests of the Company to vest a Participant Award.

A Participant who leaves the employment of one company and immediately becomes employed by another company, and both companies are directly or indirectly owned or controlled by AEGON NV, shall be considered to have not incurred a Termination; provided, however, that in the event the company to which a Participant transfers is not AEGON USA, Inc. or a Subsidiary, then except as otherwise provided by the CEO, the Participant’s interest in the Award shall be based on the portion of the Plan Term completed prior to such transfer.

6.2 Weighting of Awards. 50% of the Award shall be based on the Added Value result and 50% of the Award shall be based on the STIC Earnings result.

6.3 Amount of Awards; Awards to Deceased, Disabled or Retired Participants. The Award amounts for the Added Value portion and the STIC Earnings portion will be determined in accordance with Schedule A.

If a Participant died, Retired, or became Disabled during the Plan Term, the amount for that Participant shall be a portion of the Award calculated under Schedule A, based on the portion of the Plan Term completed prior to such event.

Any Award payable after the death of a Participant will be paid to the legal spouse of the Participant if then living, otherwise in equal shares to the children of the Participant. A Participant may change his beneficiary designation by completing such form as provided by the Company.

6.4 Awards Payable to Terminated Participants and Participants Taking Early Retirement. The CEO shall have the sole discretion to determine whether any Award will be paid (and the amount of the Award) to a Participant whose employment has Terminated or who takes Early Retirement prior to the end of the Term.

6.5 Form of Payment of Awards. Payments of Awards will be made in the following forms:

(a)	with respect to Added Value, payment shall be made in AEGON NV Common Stock at the NYSE market price at the close of the first business day of the Plan.

(b)	with respect to STIC Earnings, payment shall be made in cash.

6.6 Normal Time of Payment. Payments of Awards vested and unpaid at the end of the Term shall be calculated and paid as soon as practical after the end of the Term. In the event of the Death, Disability, Early Retirement, Normal Retirement or Termination of a Participant with a vested Award during the Term, payment of his Award will be calculated and commenced as soon as practicable after the end of the Term in a lump sum or in the case of a Terminated Participant, in partial payments over a period of time, as determined in the sole discretion of the Company.

6.7 Deferred Time of Payment. If a Participant or a beneficiary of a Participant elects, with the consent of the Company, at least sixty (60) days prior to the date the Participant or the beneficiary is entitled to receive a payment, the Participant or beneficiary may defer all or a part of such payment to a future date designated by the Participant or beneficiary and approved by the Company. Interest will be credited at a rate determined by the Company.

6.8 Forfeiture of Right to Future Payments. A Participant or a Participant’s beneficiary will forfeit all rights to those Awards where payments remain to be made and will be immediately obligated to return to the Company the amount of any cash or any stock (or, if such stock has been disposed of by the Employee or beneficiary, cash equal to the value of the stock on the date it was distributed from the Plan) previously distributed to the Participant and the beneficiary if such Participant is determined by the Committee to have, (1) within two years after the earlier of (i) termination of employment with the Company or a Subsidiary or (ii) the expiration of the Term, used information obtained through such Participant’s employment with the Company or a Subsidiary to knowingly cause or attempt to cause competitive damage to the Company or a Subsidiary or (2), either before or after termination of employment with the Company or a Subsidiary, committed a felony or misdemeanor against the Company or a Subsidiary. A Participant who incurs a Termination and immediately becomes employed by another company directly or indirectly owned or controlled by AEGON NV shall not be deemed knowingly to have caused or attempted to cause competitive damage to the Company or a Subsidiary by virtue of such employment. If a Participant is determined to have committed or threatened to commit an act described in (1) above, the Participant, by his participation in the Plan, acknowledges that such act will cause irreparable injury to the Company or a Subsidiary and that money damages alone will not provide an adequate remedy to the Company or a Subsidiary, and that the Committee may determine that the Company or a Subsidiary is entitled to other remedies, including an injunction, against such act and direct the representatives of the Company or a Subsidiary to seek an injunction, if appropriate.

6.9 General. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative or any other person. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company and no special or separate fund shall be established and no segregation of assets shall be made to assure payment from such amounts.

VII. EXTRAORDINARY EVENTS AFFECTING THE COMPANY

In the event of a merger, sale of assets, sale of stock, consolidation, corporate reorganization or any other extraordinary event affecting the Company or any of its Subsidiaries, the Committee will use its best efforts to make any appropriate determinations and adjustments it considers necessary to preserve substantially the rights and benefits of Participants and beneficiaries.

VIII. MISCELLANEOUS PROVISIONS

8.1 Non-Transferability. Prior to payment, no benefit provided under the Plan will be subject to alienation, anticipation or assignment by a Participant or by any beneficiary, nor will it be subject to attachment or other legal process of whatever nature. Any attempt at alienation, anticipation, assignment or attachment will be void and of no effect whatsoever. Payments will be made only to a Participant or a beneficiary entitled to receive the payment or to the Participant’s or beneficiary’s authorized legal representative. Deposit of any sum in any financial institution to the credit of any Participant or of any beneficiary shall constitute payment to the Participant or beneficiary.

8.2 No Employment Right. Neither this Plan nor any action taken under the Plan will be construed as giving any individual any right to be retained as an officer or employee of the Company or any of its Subsidiaries.

8.3 Tax Withholding. Either the Company or a Subsidiary, as appropriate, shall have the right to deduct from any payment made from the Plan any federal, state, local or employment taxes which it deems are required by law to be withheld. In the case of payments paid in AEGON NV stock, the Participant or beneficiary receiving the stock may be required to pay to the Company or a Subsidiary an amount required to be withheld with respect to the payment of such AEGON NV stock. At the request of a Participant or beneficiary, or as required by law, any sums required for the payment of any estimated or accrued income tax liability may be withheld and paid over to the governmental entity entitled to receive the same.

8.4 Acceleration. Except as otherwise provided, the Committee may accelerate the time at which an Award may be paid in whole or part, provided the Participant will agree to such acceleration and will deliver to the Company a complete release of any liability.

8.5 Government and Other Regulations. The obligation of the Company to make payment on account of Awards is subject to all applicable laws and regulations and to any approvals by government agencies as may be required. Some AEGON NV stock paid may in certain circumstances be exempt from registration under the Securities Act of 1933 and the Company may restrict its transfer in any manner as it deems advisable to ensure an exempt status.

8.6 Governing Law. All matters relating to this Plan or to Awards granted by the Plan will be governed by the laws of the State of Maryland without regard to the principles of conflict of laws.

8.7 Relationship to Other Benefits. No payment or prospective payment under this Plan shall be taken into account in determining any benefits under any other pension, retirement, profit sharing or group insurance plan of the Company or any Subsidiary, except as otherwise expressly provided in such other plan.

8.8 Gender. The masculine gender, where appearing in the Plan, will be deemed to include the feminine gender, and the singular may include the plural, unless the content clearly indicates the contrary.